Exhibit 99.1

RYB Education, Inc. Reports First Quarter 2018 Financial Results

BEIJING, May 15, 2018 — RYB Education, Inc. (“RYB” or the “Company”) (NYSE: RYB), a leading early childhood education service provider in China, today announced its unaudited financial results for the first quarter ended March 31, 2018.

First Quarter 2018 Operational and Financial Summary

•                  Number of students enrolled at RYB directly operated kindergartens was 22,087 as of March 31, 2018, an 11.3% increase from 19,850 as of March 31, 2017.

•                  Number of franchise play-and-learn centers and kindergartens in operation were 966 and 212 as of March 31, 2018, respectively.

•                  Net revenues increased by 8.4% to $28.8 million, compared with $26.5 million for the first quarter of 2017.

•                  Gross profit was $0.6 million, compared with $3.7 million for the first quarter of 2017.

•                  Net loss attributable to ordinary shareholders of RYB for the first quarter of 2018 was $2.7 million, compared with net income attributable to ordinary shareholders of $1.0 million for the first quarter of 2017. Adjusted net loss attributable to ordinary shareholders1 of RYB for the first quarter of 2018 was $1.0 million, compared with adjusted net income attributable to ordinary shareholders of $1.0 million for the first quarter of 2017.

•                  Cash generated from operating activities was $5.3 million during the first quarter of 2018.

“The Company delivered 8.4% net revenue growth in the first quarter of 2018, as the number of directly operated kindergartens increased to 86 as of March 31, 2018 from 81 a year ago, and student enrollment at directly operated kindergartens increased by 11.3% year-over-year to 22,087 from the first quarter of 2017,” said Ms. Yanlai Shi, Co-founder, Director and Chief Executive Officer of RYB Education Inc. “In addition, we continue to make positive strides, implementing more stringent teacher recruitment requirements and training standards, raising teaching quality together with teachers’ compensation levels, enhancing security and safety standards at our facilities and refining our security monitoring and management systems. We have also invited parents into our facilities to experience our open classes along with other efforts aimed at making our facilities more secure and transparent. We firmly believe that by following this path we can better the lives of our children and their families while enabling us to achieve our growth objectives and provide healthy long-term value,” Ms. Shi concluded.

1  Adjusted net income (loss) attributable to ordinary shareholders is a non-GAAP financial measure, which is defined as net income (loss) attributable to ordinary shareholders excluding share-based compensation expenses. See “Use of Non-GAAP Financial Measures” and “Reconciliations of GAAP and non-GAAP results” elsewhere in this earnings release.

Ms. Ping Wei, Chief Financial Officer of RYB Education Inc., added, “Despite the first quarter being a seasonally soft quarter for the industry due to the Chinese New Year and school breaks, and this year in particular due to the late timing of Chinese New Year and the extreme weather right before the Chinese New Year, we achieved an 8.4% increase in net revenues and smaller adjusted net loss than we initially expected in the first quarter of 2017. As we continue our work to implement higher security and safety standards at our facilities and continue our investments to further enhance teaching and service quality, we expect our spending to be at a heightened level this year. In addition, our decision at the end of last year to temporarily suspend the addition of new franchisees while providing financial relief, as well as more operational and training support to our existing franchisees, will result in a temporary slow-down in franchise revenues and a lower franchise business-related margin in 2018. However, we expect this impact to be short-term, without materially impacting our long-term growth trajectory beyond this year.”

First Quarter 2018 Financial Results

Net Revenues

Net revenues for the first quarter of 2018 increased by 8.4% to $28.8 million, from $26.5 million for the same quarter of 2017.

Service revenues for the first quarter of 2018 increased by 8.3% to $26.0 million, from $24.0 million for the same quarter of 2017. The increase was primarily due to an increase in the number of students enrolled at our directly operated kindergartens and increases in training and other service revenues.

On January 1, 2018, we adopted Topic 606 “Revenue from Contracts with Customers” (ACS 606) applying the modified retrospective method to all contracts that were not completed as of January 1, 2018. Results for reporting periods beginning after January 1, 2018 are presented under Topic 606, while prior period amounts are not adjusted and continue to be reported under the accounting standards in effect for the prior periods.  More specifically, under ASC 606, the initial franchise fee collected is amortized over the initial set-up service period; while under ASC 605, it was recognized as revenue upon our franchisees open their facilities for business operation.  The cumulative effect of initially applying the new standard of $0.9 million is recorded as an adjustment to the opening balance of equity upon adoption.

Product revenues for the first quarter of 2018 increased by 8.8% to $2.8 million, from $2.5 million for the same quarter of 2017. The increase was primarily due to an increase in the amount of merchandise sold through the Company’s franchise network.

Cost of Revenues

Cost of revenues for the first quarter of 2018 was $28.1 million, a 23.2% increase from $22.8 million for the same quarter of 2017. Cost of services revenues for the first quarter of 2018 was $26.7 million, compared with $21.4 million for the same quarter of 2017. The increase was primarily due to an increase in staff compensation at the Company’s directly operated kindergartens and play-and-learn centers and, to a lesser extent, an increase in compensation to our franchise service and supervision team. Cost of products revenues for the first quarter of 2018 was $1.4 million, compared with $1.5 million for the same quarter of 2017.

Gross Profit and Gross Margin

Gross profit for the first quarter of 2018 decreased by 83.1% to $0.6 million, compared with $3.7 million for the same quarter of 2017.

Gross margin for the first quarter of 2018 was 2.2%, compared with 13.9% for the same quarter last year primarily due to the increase in staff compensation at directly operated facilities and lower margin from franchise fee revenues and training revenues as the Company provided one-off preferential training rates and annual franchise fee relief to its franchisees.

Operating Expenses

Total operating expenses for the first quarter of 2018 were $5.8 million, a 106.8% increase from $2.8 million for the same quarter of 2017. Excluding share-based compensation expenses, operating expenses were $4.1 million.

Selling expenses of $0.3 million for the first quarter of 2018 remained flat compared with $0.3 million for the same quarter of 2017.

General and administrative (“G&A”) expenses for the first quarter of 2018 were $5.5 million, a 123.4% increase from $2.5 million for the same quarter of 2017. Excluding share-based compensation expenses, G&A expenses were $3.8 million for the first quarter of 2018, a 54.1% increase from $2.5 million for the same quarter of 2017. The increase in G&A expense excluding share-based compensation expenses was primarily due to higher cash compensation cost and additional expenses incurred in professional service fees. The share-based-compensation included in G&A expense was $1.7 million for the quarter.

Operating Income/Loss

Operating loss for the first quarter of 2018 was $5.1 million, compared with operating income of $0.9 million for the same quarter last year. Adjusted operating loss2 was $3.4 million for the first quarter of 2018, compared with adjusted operating income of $0.9 million for the same quarter of 2017.

2  Adjusted operating income (loss) is a non-GAAP financial measure, which is defined as operating income (loss) excluding share-based compensation expenses. See “Use of Non-GAAP Financial Measures” and “Reconciliations of GAAP and non-GAAP results” elsewhere in this earnings release.

Net Income/Loss

Net loss attributable to ordinary shareholders of RYB for the first quarter of 2018 was $2.7 million, compared with net income attributable to ordinary shareholders of $1.0 million for the same quarter of 2017. Adjusted net loss attributable to ordinary shareholders of RYB, which excludes the impact of $1.8 million of share-based compensation expense for the first quarter of 2018, was $1.0 million, compared with adjusted net income attributable to ordinary shareholders of $1.0 million for the same quarter of 2017.

Basic and diluted net loss per American depositary share (“ADS”) attributable to ordinary shareholders of RYB for the first quarter of 2018 were $0.09 and $0.09, respectively, compared with basic and diluted net income per ADS attributable to ordinary shareholders of RYB of $0.05 and $0.04, respectively for the same quarter of 2017. Each ADS represents one Class A ordinary share.

Adjusted basic and diluted net loss per ADS attributable to ordinary shareholders3 of RYB for the first quarter of 2018 were $0.03 and $0.03, respectively, compared with adjusted basic and diluted net income per ADS attributable to ordinary shareholders of RYB of $0.05 and $0.04, respectively for the same quarter of 2017.

EBITDA4 for the first quarter of 2018 was a loss of $2.8 million, compared with an income of $2.4 million for the same period of 2017. Adjusted EBITDA5 for the first quarter of 2018 was a loss of $1.0 million, compared with an income of $2.4 million for the same quarter of 2017.

Balance Sheet

As of March 31, 2018, the Company had total cash, cash equivalents and term deposits of $162.8 million, compared with $158.7 million as of December 31, 2017.

3  Adjusted basic and diluted net income (loss) per ADS attributable to ordinary shareholders is a non-GAAP financial measure, which is defined as basic and diluted net income (loss)  per ADS attributable to ordinary shareholders excluding share-based compensation expenses. See “Use of Non-GAAP Financial Measures” and “Reconciliations of GAAP and non-GAAP results” elsewhere in this earnings release.

4  EBITDA is defined as net income (loss) excluding depreciation, amortization and income tax expenses. See “Use of Non-GAAP Financial Measures” and “Reconciliations of GAAP and non-GAAP results” elsewhere in this earnings release.

5  Adjusted EBITDA is a non-GAAP financial measure, which is defined as net income (loss) excluding depreciation, amortization, interest expenses, income tax expenses, and share-based compensation expenses. See “Use of Non-GAAP Financial Measures” and “Reconciliations of GAAP and non-GAAP results” elsewhere in this earnings release.

Operating Cash Flow

Cash generated from operating activities was $5.3 million during the first quarter of 2018. The cash inflow in the quarter was primarily driven by the advance tuition payments from our directly-operated facilities partially offset by the refund of security deposits and franchise fees to potential and contracted franchisees.

Recent Developments

On April 9, 2018, the Company entered into a definitive agreement to acquire 80% equity interest with a franchisee for four of the Company’s franchise kindergartens in Shandong province. The total consideration for this acquisition is around RMB39.0 million (US$6.2 million) in cash.  In addition, the Company has entered into agreements with third parties to acquire two kindergarten facilities that are ready to be used.

Outlook

For the second quarter of 2018, the Company currently expects:

•                  Net revenues to be between $41.6 million and $43.5 million, representing a year-over-year increase of approximately 10% to 15%.

For the full year of 2018, the Company currently expects:

•                  Net revenues to be between $154.9 million and $166.1 million, representing a year-over-year increase of approximately 10% to 18%.

The above outlook is based on the current market conditions and reflects the Company’s current and preliminary estimates of market and operating conditions and customer demand, which are all subject to change.

Conference Call

The Company’s management will host an earnings conference call at 8:00 AM U.S. Eastern Time on May 16, 2018 (8:00 PM Beijing/Hong Kong time on May 16, 2018).

Dial-in details for the earnings conference call are as follows:

United States (toll free):	1-888-317-6003
International:	1-412-317-6061
China (toll free):	400-120-6115
Hong Kong (toll free):	800-963-976
Participants Elite Entry Number:	0989873

Participants should dial-in at least 5 minutes before the scheduled start time and ask to be connected to the call for “RYB Education.”

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.rybbaby.com.

A replay of the conference call will be accessible until May 23, 2018, by dialing the following telephone numbers:

United States (toll free):	1-877-344-7529
International:	1-412-317-0088
Replay Access Code:	10120299

About RYB Education, Inc.

Founded on the core values of “Care” and “Responsibility”, “Inspire” and “Innovate”, RYB Education, Inc. is a leading early childhood education service provider in China. Since opening its first play-and-learn center in 1998, the Company has grown and flourished with the mission to provide high-quality, individualized and age-appropriate care and education to nurture and inspire each child for her or his self-betterment in life. During its nearly two decades of operating history, the Company has built “RYB” into a well-recognized education brand and helped bring about many new educational practices in China’s early childhood education industry. RYB’s comprehensive early childhood education solutions meet the needs of children from 0 to 6-year-old through structured courses at kindergartens and play-and-learn centers, as well as at-home educational products and services.

For more information, please visit http://ir.rybbaby.com

Use of Non-GAAP Financial Measures

We use EBITDA, adjusted EBITDA, adjusted operating income (loss), adjusted net income (loss), and adjusted basic and diluted net income (loss) per ADS, each a non-GAAP financial measure, in evaluating our operating results and for financial and operational decision-making purposes.

EBITDA is defined as net income (loss) excluding depreciation, amortization, interest expenses, and income tax expenses; adjusted EBITDA is defined as net income (loss) excluding depreciation, amortization, interest expenses, income tax expenses, and share-based compensation expenses; adjusted operating income (loss) is defined as operating income (loss) excluding share-based compensation expenses; adjusted net income (loss) attributable to ordinary shareholders is defined as net income (loss) attributable to ordinary shareholders excluding share-based compensation expenses; and adjusted basic and diluted net income (loss) per ADS attributable to ordinary shareholders are defined as basic and diluted net income (loss) per ADS attributable to ordinary shareholders excluding share-based compensation expenses.

We believe that EBITDA, adjusted EBITDA, adjusted operating income (loss), adjusted net income (loss), and adjusted basic and diluted net income (loss) per ADS, help identify underlying trends in our business that could otherwise be distorted by the effect of certain expenses that we include in income  (loss)from operations and net income (loss). We believe that EBITDA, adjusted EBITDA, adjusted operating income (loss), adjusted net income (loss), and adjusted basic and diluted net income (loss) per ADS, provide useful information about our operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

EBITDA, adjusted EBITDA, adjusted operating income (loss), adjusted net income (loss), and adjusted basic and diluted net income (loss) per ADS, should not be considered in isolation or construed as an alternative to net income (loss) or any other measure of performance or as an indicator of our operating performance. Investors are encouraged to review the historical adjusted financial measures to the most directly comparable GAAP measures. EBITDA, adjusted EBITDA, adjusted operating income (loss), adjusted net income (loss), and adjusted basic and diluted net income (loss) per ADS, presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s brand recognition and market reputation; student enrollment in the Company’s teaching facilities; the Company’s growth strategies; its future business development, results of operations and financial condition; trends and competition in China’s early childhood education market; changes in its revenues and certain cost or expense items; the expected growth of the Chinese early education market; Chinese governmental policies relating to the Company’s industry and general economic conditions in China. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

RYB Education, Inc.

Investor Relations

Tel: 86-10-8767-5752

E-mail:  ir@rybbaby.com

The Piacente Group, Inc.

Ross Warner

Tel: +86 (10) 5730-6200

E-mail: ryb@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Alan Wang

Tel: +1-212-481-2050

E-mail: ryb@tpg-ir.com

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands of U.S. dollars)

	As of
	March 31, 2018	December 31, 2017
Current assets:
Cash and cash equivalents	162,290	158,691
Term deposits	478	—
Accounts receivable, net	808	901
Inventories	4,124	3,549
Prepaid expenses and other current assets	10,076	9,541
Amounts due from related parties	143	126
Total current assets	177,919	172,808

Non-current assets:
Restricted cash	564	543
Property, plant and equipment, net	41,792	40,163
Goodwill	444	428
Long-term investments	232	256
Deferred tax assets	13,460	12,430
Other non-current assets	3,325	3,110
Total assets	237,736	229,738

Liabilities and shareholders’ equity
Current liabilities:
Prepayments from customers, current portion(including prepayments from customers of the consolidated VIE without recourse to the Group of $ 12,635 and $ 11,962 as of March 31, 2018 and December 31, 2017, respectively)	12,636	11,968
Accrued expenses and other current liabilities(including accrued expenses and other current liabilities of the consolidated VIE without recourse to the Group of $ 46,769 and $ 48,123 as of March 31, 2018 and December 31, 2017, respectively)	48,963	51,854
Income taxes payable(including income taxes payable of the consolidated VIE without recourse to the Group of $ 9,529 and $ 10,125 as of March 31, 2018 and December 31, 2017, respectively)	9,387	10,534
Deferred revenue, current portion(including deferred revenue of the consolidated VIE without recourse to the Group of $ 37,156 and $ 22,327 as of March 31, 2018 and December 31, 2017, respectively)	37,303	22,666
Total current liabilities	108,289	97,022

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (Continued)

(in thousands of U.S. dollars)

	As of
	March 31, 2018	December 31, 2017
Non-current liabilities:
Prepayments from customers, non-current portion (including prepayments from customers of the consolidated VIE without recourse to the Group of $ 5,238 and $ 8,542 as of March 31, 2018 and December 31, 2017, respectively)	5,238	8,542
Deferred revenue, non-current portion (including deferred revenue of the consolidated VIE without recourse to the Group of $ 8,039 and $ 8,505 as of March 31, 2018 and December 31, 2017, respectively)	10,100	10,396
Other non-current liabilities (including other non-current liabilities of the consolidated VIE without recourse to the Group of $ 8,571 and $ 8,484 as of March 31, 2018 and December 31, 2017, respectively)	8,571	8,484
Total liabilities	132,198	124,444

Equity
Ordinary shares	29	29
Additional paid-in capital	130,777	129,134
Statutory reserve	2,678	2,678
Accumulated other comprehensive income	1,388	783
Accumulated deficit	(30,669)	(28,879)
Total RYB Education, Inc. shareholders’ equity	104,203	103,745
Non-controlling interest	1,335	1,549
Total equity	105,538	105,294
Total liabilities and total equity	237,736	229,738

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands of U.S. dollars, except share, ADS, per share and per ADS data)

	Three Months Ended March 31,
	2018	2017
Net revenues:
Services	26,000	23,997
Products	2,753	2,531
Total net revenues	28,753	26,528
Cost of revenues:
Services	26,688	21,382
Products	1,442	1,457
Total cost of revenues	28,130	22,839
Gross profit	623	3,689

Operating expenses
Selling Expenses	278	332
General and administrative	5,492	2,458
Total operating expenses	5,770	2,790

Operating (loss) income	(5,147)	899
Interest income	535	28
Government subsidy income	89	99
Gain on disposal of subsidiaries	1	—

(Loss) income before income taxes	(4,522)	1,026
Less: Income tax expense	(1,479)	257

(Loss) income before loss in equity method investments	(3,043)	769
Loss from equity method investment	(55)	(51)

Net (loss) income	(3,098)	718
Less: Net loss attributable to noncontrolling interest	(378)	(325)

Net (loss) income attributable to ordinary shareholders of RYB	(2,720)	1,043

Net (loss) income per share attributable to ordinary shareholders of RYB Education, Inc.
Basic	(0.09)	0.05
Diluted	(0.09)	0.04
Net (loss) income per ADS attributable to ordinary shareholders of RYB Education, Inc. (Note 1)
Basic	(0.09)	0.05
Diluted	(0.09)	0.04
Weighted average shares used in calculating net income per ordinary share
Basic	29,213,801	23,163,801
Diluted	29,213,801	25,073,018

Note 1: Each ADS represents one Class A ordinary share.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in thousands of U.S. dollars)

	Three Months Ended March 31,
	2018	2017
Net (loss) income	(3,098)	718
Other comprehensive income (loss), net of tax of nil:
Change in cumulative foreign currency translation adjustments	659	(503)
Total comprehensive (loss) income	(2,439)	215
Less: Comprehensive loss attributable to non-controlling interest	(324)	(322)
Comprehensive (loss) income attributable to RYB Education, Inc.	(2,115)	537

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(in thousands of U.S. dollars, except share, ADS, per share and per ADS data)

	Three Months Ended March 31,
	2018	2017

Operating (loss) income	(5,147)	899
Share-based compensation expenses	1,762	—
Adjusted operating (loss) income	(3,385)	899

Net (loss) income attributable to RYB	(2,720)	1,043
Share-based compensation expenses	1,762	—
Adjusted net (loss) income attributable to RYB	(958)	1,043

Net (loss) income	(3,098)	718
Add: Income tax expense	(1,479)	257
Depreciation of property, plant and equipment	1,770	1,407
EBITDA	(2,807)	2,382
Share-based compensation expenses	1,762	—
Adjusted EBITDA	(1,045)	2,382

Net (loss) income per ADS attributable to RYB- Basic (Note1)	(0.09)	0.05
Net (loss) income per ADS attributable to RYB- Diluted (Note1)	(0.09)	0.04

Adjusted net (loss) income per ADS attributable to RYB- Basic (Note1)	(0.03)	0.05
Adjusted Net (loss) income per ADS attributable to RYB- Diluted (Note1)	(0.03)	0.04

Weighted average shares used in calculating basic net income per ADS(Note1)	29,213,801	23,163,801
Weighted average shares used in calculating diluted net income per ADS(Note1)	29,213,801	25,073,018

Adjusted net (loss) income per share- Basic	(0.03)	0.05
Adjusted net (loss) income per share- Diluted	(0.03)	0.04

Note 1: Each ADS represents one Class A ordinary share.